Exhibit 99.1

SNDL Announces 2025 Annual and Special Meeting Results

EDMONTON, AB, July 31, 2025 /CNW/ - SNDL Inc. (NASDAQ: SNDL) (CSE: SNDL) ("SNDL" or the "Company") is pleased to announce the resolutions put to holders of common shares (the "Shareholders") at the Annual and Special Meeting of Shareholders (the "Meeting") were passed.

At the Meeting, Shareholders approved: (i) fixing the number of directors of the board at seven (7); (ii) electing each of Gregory Mills, J. Carlo Cannell, Lori Ell, Zachary George, Frank Krasovec, Bryan Pinney, and Gregory Turnbull as directors of the Company for the ensuing year; (iii) re-appointing CBIZ Inc. (formerly Marcum LLP) as the auditors of the Company for the ensuing year and authorizing the board of directors of the Company to set their remuneration; and (iv) the Company's Stock Option Plan and Restricted and Performance Share Unit Plan and the unallocated awards issuable thereunder.

The following votes were received with respect to fixing the number of directors of the board at seven (7):

# of Votes For	% of Votes For	# of Votes Against	% of Votes Against
81,437,840	90.08	8,966,964	9.92

The following votes were received with respect to each director nominee:

Nominee	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
Gregory Mills	37,627,605	90.43	3,979,839	9.57
J. Carlo Cannell	37,674,260	90.55	3,933,185	9.45
Lori Ell	37,669,902	90.54	3,937,542	9.46
Zachary George	37,596,461	90.36	4,010,982	9.64
Frank Krasovec	37,291,964	89.63	4,315,481	10.37
Bryan Pinney	37,589,021	90.34	4,018,423	9.66
Gregory Turnbull	37,132,554	89.24	4,474,890	10.76

The following votes were received with respect to the re-appointment of CBIZ Inc. (formerly Marcum LLP) as the auditors of the Company:

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
81,759,588	90.44	8,645,217	9.56

The following votes were received with respect to the approval of the Company's Stock Option Plan and Restricted and Performance Share Unit Plan and the unallocated awards issuable thereunder:

# of Votes For	% of Votes For	# of Votes Against	% of Votes Withheld
34,749,681	83.52	6,857,761	16.48

ABOUT SNDL INC.

SNDL Inc. (NASDAQ: SNDL) (CSE: SNDL), through its wholly owned subsidiaries, is one of the largest vertically integrated cannabis companies and the largest private-sector liquor and cannabis retailer in Canada, with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf and Superette. With products available in licensed cannabis retail locations nationally, SNDL's consumer-facing cannabis brands include Top Leaf, Contraband, Palmetto, Bon Jak, La Plogue, Versus, Value Buds, Grasslands, Vacay, Pearls by Grön, No Future and Bhang Chocolate. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information, please visit www.sndl.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/sndl-announces-2025-annual-and-special-meeting-results-302519096.html

SOURCE SNDL Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/July2025/31/c9119.html

%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 16:30e 31-JUL-25